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                                                               EXHIBIT (a)(5)(C)


FOR IMMEDIATE RELEASE


                 VICTORINOX AG TO ACQUIRE THE OUTSTANDING SHARES
                      OF COMMON STOCK OF SWISS ARMY BRANDS

         IBACH-SCHWYZ, Switzerland--July 23, 2002 -- Victorinox AG ("Victorinox") announced today that its wholly owned subsidiary, SABI Acquisition Corp. ("Purchaser"), has commenced a tender offer for all of the outstanding shares of common stock ("Common Stock") of Swiss Army Brands, Inc. (Nasdaq: SABI; "Swiss Army Brands"), not held by Victorinox and its affiliates, at a price of $9.00 per share, net to the seller in cash (the "Tender Offer").

         The Tender Offer is conditioned upon, among other things, there being validly tendered and not withdrawn that number of shares of Common Stock which, when added to the shares already owned by Victorinox and its affiliates, will constitute not less than 90% of the total number of outstanding shares as of the date the shares are accepted for payment pursuant to the Tender Offer. Victorinox and its affiliates currently own approximately 67.8% of the outstanding shares of Common Stock of Swiss Army Brands. Approximately, 2,667,000 outstanding shares are held by other holders. Promptly following consummation of the Tender Offer, Victorinox expects to acquire the remaining shares of Common Stock at the same cash price in a merger transaction.

         A Special Committee, comprised of non-employee members of the board of directors of Swiss Army Brands, has unanimously determined that the Tender Offer is advisable, fair to and in the best interest of the stockholders of Swiss Army Brands and has unanimously recommended that the stockholders of Swiss Army Brands tender their shares.

         Victorinox AG is a privately held company headquartered in Ibach-Schwyz, Switzerland. Founded in 1884, the company is the creator and world's largest producer of Swiss Army(TM) knives. Today, Victorinox is the leading worldwide manufacturer of pocketknives and multi-tools. It also produces over 400 types of household and professional knives, and its products are exported to over 100 countries. More information regarding Victorinox may be obtained through its web site, at www.victorinox.ch.

         This press release is neither an offer to purchase nor a solicitation of an offer to sell securities of Swiss Army Brands. Stockholders of Swiss Army Brands are advised to read the tender offer statement, which is being filed by Victorinox with the U.S. Securities and Exchange Commission ("SEC"), and the related solicitation/recommendation statement which is being filed by Swiss Army Brands with the SEC. The tender offer statement (which includes an offer to purchase, letter of transmittal and related tender offer documents) and the solicitation/recommendation statement contain important information that should be read carefully before any decision is made with respect to the tender offer. Stockholders of Swiss Army Brands may obtain a copy of these documents from MacKenzie Partners, Inc., the Purchaser's information agent, without charge, upon request at 800-322-2885. These documents will also be available at no charge at the SEC's web site at www.sec.gov.


Contact:

         MacKenzie Partners, Inc.
         Lex Flesher, 212-929-5500



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